December 19, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products
Mail Stop 3561

Re:	Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 7, 2016
File No. 001-36087
Dear Ms. Thompson:
Pattern Energy Group Inc. (“Pattern Energy,” the “Company,” “we,” “our,” or “us”) is in receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us dated December 6, 2016. With respect to the Staff’s comments, please find our responses below. For ease of reference, the Staff’s comments have been reprinted below immediately prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 67

1.
We note that your Adjusted EBITDA calculation adjusts for your “proportionate share from equity accounted investments.” Your proportionate presentation may be inconsistent with Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing future filings.

Securities and Exchange Commission
Pattern Energy Group Inc.
December 19, 2016

Response:
The Company confirms that it has reviewed the Non-GAAP Compliance and Disclosure Interpretation issued on May 17, 2016 and believes the Company's calculation of Adjusted EBITDA complies with Question 100.04. The adjustment for our proportionate share from equity accounted investments is intended to adjust EBITDA for the Company’s share of equity method investees’ interest expense, depreciation, amortization, accretion and gains (losses) on undesignated derivatives reflected in the consolidated statement of operations line item “Earnings (loss) in unconsolidated investments, net” and included in the calculation of net loss. The nature of these adjustments is consistent with the nature of the adjustments made in deriving EBITDA and Adjusted EBITDA with regard to the Company’s consolidated entities to effectively present the Company's proportionate share of its investee's EBITDA. As a result, we do not believe that the inclusion of these adjustments in our calculation of Adjusted EBITDA, when taken together with the GAAP information accompanying the calculation and the related explanation of our Non-GAAP measures, results in a measure that tailors recognition and measurement methods for our GAAP financial statement line item “Earnings (loss) in unconsolidated investments, net.” The Company will continue to review the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing non-GAAP measures.
Notes to Consolidated Financial Statements
Revenue Recognition, page F-17

2.
We note that you account for certain power sales arrangements (“PSA’s”) as operating leases. Please tell us the specific PSA’s that you and your investees account for as operating leases and clarify why such arrangements qualify as leases. Based on your operating project disclosures beginning on page 50, it appears that the contractual pricing of your Hatchet Ridge, St. Joseph, South Kent, Grand, K2, and Lost Creek projects may qualify such PSA’s as leases under ASC 840-10-15-6(c). We note, however, that the South Kent and Grand financial statements indicate that their PSA’s are not accounted for as leases.

Response:
The Company determines if a PSA qualifies as a lease based on the criteria in ASC 840-10-15. In all cases the Company's PSAs do not meet the criteria in ASC 840-10-15-6 (a) and ASC 840-10-15-6 (b) because each PSA counterparty does not have the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines nor do they have the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. The terms of certain PSAs do meet criteria in ASC 840-10-15-6 (c) and are treated as leases. The Company's operating projects at Hatchet Ridge, Santa Isabel, St Joseph, Spring Valley, Ocotillo, El Arrayan, Post Rock, and Lost Creek are considered leases as facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output because the contractual rate per megawatt is subject to certain adjustment factors such as escalation over the term of the contract, nor equal to the current market price per unit of output as of the time of delivery of the output.

Securities and Exchange Commission
Pattern Energy Group Inc.
December 19, 2016

The PSAs of our investees, South Kent, Grand and K2, did not qualify as leases at the date of inception based on ASC 840-10-15-6 (c) which requires that it is remote that any other party may take delivery of the output. For each of these projects, the Independent Electricity System Operator ("IESO") is responsible for oversight of the wholesale energy market and operation of the energy grid in Ontario, Canada, and energy is delivered to energy market participants at market price. Therefore, more than one party takes delivery of the output as it is sold on the electrical grid. The PSAs at South Kent, Grand, and K2 were originally with the Ontario Power Authority ("OPA"), which subsequently merged with the IESO, and provide for payments from OPA to each of the projects to the extent the market pricing is less than the stated contractual price. OPA does not take delivery of any energy nor is it obligated beyond the terms of the PSAs with regard to payments for energy production. Therefore, the Company believes that it does not meet the criteria in ASC 840-10-15 (c).
All other operating projects did not meet the requirements of ASC 840-10-15-6 (c) and are therefore not considered to be leases.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Note 6. Unconsolidated Investments, page 17

3.
We note that you suspended recognition of South Kent’s and Grand’s equity method earnings since the equity investment balances have been reduced to $0. As noted in ASC 323-10-35-20, please tell us in sufficient detail how you determined you were not “otherwise committed to provide further financial support for the investee.” We note that these projects have recent commercial operation dates and long-term PSA’s, appear to be paying distributions to you, and we presume that you eventually expect such projects to return to profitability.

Response:
The Company acknowledges the Staff's comment on the suspended recognition of South Kent's and Grand's equity method earnings for equity investment balances that have been reduced to $0. We confirm that the limited partnership agreements, credit agreements or other related agreements do not require that the Company provide for additional losses or guarantee obligations to the investee or otherwise commit the Company to provide further financial support for the investee. In addition, in the event of a project debt default, the lenders’ recourse is limited to the assets of the project and the equity holders’ limited partnership units. As such, the Company is not otherwise committed to provide additional financial support for the investee.
In making the decision to suspend recognition of South Kent’s and Grand’s equity method earnings, the Company also considered if the imminent return to profitable operations was assured in accordance with ASC 323-10-35-21. The Company respectfully advises the Staff that although these projects have recent commercial operation dates, long-term PSAs, and are paying distributions, the return to profitability is uncertain. To date distributions have exceeded earnings in all reporting periods, resulting in the consistent decline of our investment balance. Additionally, because mark to market gains (losses) on interest rate derivatives held by the investees are unpredictable and represent a significant portion of our cumulative earnings in these unconsolidated entities, and the dependency of future revenues on wind production, the Company has concluded that profitability of the investees is not assured in the foreseeable future.

Securities and Exchange Commission
Pattern Energy Group Inc.
December 19, 2016

Based upon the factors discussed above, and in accordance with ASC 323, the Company suspended recognition of South Kent’s and Grand’s equity method earnings once the investment balances were reduced to $0. During the suspension period, the Company will record cash distributions received as “Earnings (loss) in unconsolidated investments, net” on the Company's consolidated statements of operations.
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In connection with this response, we acknowledge that:

•	Pattern Energy is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to Pattern Energy’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and

•	Pattern Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Mike Lyon, Chief Financial Officer, at (415) 283-4063 if you or other members of the Staff have questions regarding Pattern Energy's response.

Very truly yours,

PATTERN ENERGY GROUP INC.

By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:	Yong Kim, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer